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SECU[...] 19007509 [...]SION

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29751

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Midas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Malley 212-785-0900
(Area Code — Telephone No.)

SEC Mail Processing
MAR 01 2019
Washington, DC

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name — if individual, state last, first, middle name)

50 South 16th Street	Philadelphia	Pennsylvania	19102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

2A

OATH OR AFFIRMATION

I, Thomas O'Malley , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midas Securities Group, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

T O'Malley

Signature

Vice President
Chief Financial Officer

Title

Irene K. Kawczynski

Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Midas Securities Group, Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Midas Securities Group, Inc. (a wholly-owned subsidiary of Winmill & Co. Incorporated) as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Midas Securities Group, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of Midas Securities Group, Inc.'s management. Our responsibility is to express an opinion on Midas Securities Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Midas Securities Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Midas Securities Group, Inc.'s auditor since 1989.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 28, 2019

MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$	34,106
Investments		4,169,145
Receivables from Funds:		
Distribution and service fees		5,701
Co-transfer agent and recordkeeping		2,200
Due from affiliates		489
Prepaid expenses and other assets		29,301
Deferred taxes		625,253
Total assets	$	4,866,195

LIABILITIESS AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	44,720
Due to affiliates		1,369
Total liabilities		46,089
Commitments and contingencies (Note 6)		
Stockholder's equity		
Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid in capital		6,060,379
Accumulated deficit		(1,240,274)
Total stockholder's equity		4,820,106
Total liabilities and stockholder's equity	$	4,866,195

See notes to financial statement.

MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2018

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Midas Securities Group, Inc. ("MSG" or the "Company") is a wholly-owned subsidiary of Winmill & Co. Incorporated ("Winco"). MSG provides distribution services to the Midas Series Trust (the "Trust"), on behalf of Midas Fund and Midas Magic (collectively, the "Funds"), a family of open end mutual funds managed by Midas Management Corporation ("MMC"), a subsidiary of Winco. The Company is registered under the Securities Exchange Act of 1934 ("Exchange Act") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc.

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in United States (U.S.) dollars.

Cash and Cash Equivalents
The Company considers all investments in money market funds, short-term investments and other marketable securities maturing ninety days or less that are not held-for-sale in the ordinary course of business as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Investment Transactions and Revenue Recognition
The Company records investment transactions based on the trade date, with realized gains (losses) and unrealized appreciation (depreciation) reflected on the statement of income. Dividend income, net of foreign withholding taxes, if any, and dividend expense are recognized on the ex-dividend date. Interest income and expense, if any, are recognized on an accrual basis.

Valuation of Securities
Securities are normally valued at the last reported sales price on the date of determination in the principal market or exchange where such securities are traded or, if not available, at the last reported bid price if held long and the last reported ask price if sold short in such market or exchange, or by any other method approved by any two authorized officers of the Company.

Fair Value Measurement
Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing an asset or liability are not an indication of the risk associated with investing in that asset or laibility. The hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 – observable inputs other than quoted prices included in level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 – unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability.

The following is a summary of the inputs used as of December 31, 2018 in valuing the Company's investments:

	Valuation Input			
	Level 1	Level 2	Level 3	Total
Common stock of publicly traded affiliates	$ 1,149,459	$ 2,845,346	$ -	$3,994,805
U.S. Treasury Bill	-	174,340	-	174,340
	$ 1,149,459	$ 3,019,686	$ -	$4,169,145

There were no transfers between levels during the year ended December 31, 2018.

The Company's policy is to recognize transfers into and out of level 1, level 2, and level 3 at the end of a reporting period.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Distribution and Other Service Revenue

The Company provides distribution and shareholder services to the Funds. The Trust has adopted a plan in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended, on behalf of each Fund, and each Fund pays the Company a 12b-1 fee monthly, or at such other intervals as the Trust's board shall determine, as compensation for the distribution and shareholder services at an annual rate based on that Fund's average daily net assets. As such, distribution and shareholder service fees recognized in the current period are related to performance obligation that have been satisfied in prior periods. Co-transfer agent and recordkeeping reimbursements are based on a methodology utilized for allocating such charges.

The adoption of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU2014-09) did not effect the recognition of revenue.

Income Taxes

The Company files consolidated federal, state and local income tax returns with Winco and the other wholly owned subsidiaries of Winco. It is the policy of Winco to allocate the applicable federal, state, and local taxes (benefits) to each subsidiary on a separate return basis.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. The Company has reviewed its tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state, and local income tax returns for open tax years (2015-2017) or expected to be taken in the Company's 2018 tax return.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Subsequent Events

Subsequent events after the Statement of Financial Condition date through the date that the financial statements were available for issuance, February 28, 2019, have been evaluated in the preparation of the financial statements.

2. INVESTMENTS

At December 31, 2018 investments consisted of the following:

	Cost	Value
Common stock of publicly traded affiliates:		
Bexil Corporation	$1,988,723	$2,063,910
Tuxis Corporation	2,431,212	781,436
Foxby Corp.	1,469,791	1,149,459
Total common stock of publicly traded affiliates	5,889,726	3,994,805
U.S. Treasury Bill	174,473	174,340
Total investments	$6,064,199	$4,169,145

3. INCOME TAXES

Deferred tax assets are comprised of the following:	
Unrealized loss on investments	$ 530,615
Net operating loss carryforward	94,638
	$ 625,253

4. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2018, the Company had net capital, as defined, of $223,963, which exceeded its net capital requirement of $5,000 by $218,963. The ratio of aggregate indebtedness to net capital was approximately 0.21 to 1.

5. RELATED PARTIES

Certain officers of the Company also serve as officers and/or directors of Winco, Bexil Corporation, Tuxis Corporation, and Global Self Storage, Inc., and their affiliates (collectively with Winco, the "Affiliates"). Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for the concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith MMC acts as a conduit payer of compensation and benefits to Affiliate employees.

Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated among them. As of December 31, 2018, the Company had a receivable from Winco of $489 and a payable to MMC of $1,369.

As of December 31, 2018, the Company had a receivable for distribution fees of $5,701.

The Company has agreements with selected dealers for distribution of shares of the Funds, service, and record keeping. The cost of record keeping paid to dealers by the Company is reimbursed by the Funds. As of December 31, 2018, the Company had a receivable from the Funds for record keeping of $2,200.

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 2018, there were no commitments or contingencies other than the Company's net capital and regulatory requirements disclosed in Note 4.